EXHIBIT 99.2

JUST ENERGY GROUP INC. (THE “CORPORATION”)

Meeting of the Senior Unsecured Debtholders of the Corporation

Meeting of the Convertible Debentureholders of the Corporation

Special Meeting of the Shareholders of the Corporation

Annual Meeting of the Common Shareholders of the Corporation

August 27, 2020

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon at the Meeting of the Senior Unsecured Debtholders of the Corporation

Business	Outcome of Vote by Proxy
1. Senior Unsecured Debtholders’ Arrangement Resolution	Carried: Yes
A special resolution, the full text of which is set out in Appendix A to the management proxy circular of the Corporation dated July 17, 2020, approving an arrangement pursuant to Section 192 of the Canada Business Corporations Act.		Votes	% of Votes
	For:	214,600	99.35%
	Against:	1,400	0.65%

Matters Voted Upon at the Meeting of the Convertible Debentureholders of the Corporation

Business	Outcome of Vote by Proxy
1. Convertible Debentureholders’ Arrangement Resolution	Carried: Yes
A special resolution, the full text of which is set out in Appendix B to the management proxy circular of the Corporation dated July 17, 2020, approving an arrangement pursuant to Section 192 of the Canada Business Corporations Act.		Votes	% of Votes
	For:	113,121	87.66%
	Against:	15,925	12.34%

2

Matters Voted Upon at the Special Meeting of the Shareholders of the Corporation

Business	Outcome of Vote by Proxy
1. Shareholders’ Arrangement Resolution	Carried: Yes
A special resolution, the full text of which is set out in Appendix C to the management proxy circular of the Corporation dated July 17, 2020, approving an arrangement pursuant to Section 192 of the Canada Business Corporations Act.		Votes	% of Votes
	For:	48,411,857	94.92%
	Against:	2,589,995	5.08%

Matters Voted Upon at the Annual Meeting of the Common Shareholders of the Corporation

Business	Outcome of Vote by Proxy
1. Auditor Appointment and Financial Statements Resolution	Carried: Yes
Appointment of Ernst & Young LLP as auditors of the Corporation, and to authorize the directors to fix their remuneration; and to acknowledge the receipt of a copy of the consolidated financial statements of the Corporation for the year ended March 31, 2020 and the auditors’ report thereon.		Votes	% of Votes
	For:	73,083,351	96.64%
	Withheld:	2,537,505	3.36%
2. Say-on-Pay Resolution	Carried: Yes
Approval, on an advisory basis and not to diminish the role and responsibilities of the board of directors of the Corporation, the approach to executive compensation as disclosed in the “Compensation Discussion and Analysis” section in Appendix E in the management proxy circular of the Corporation dated July 17, 2020.		Votes	% of Votes
	For:	47,232,499	95.64%
	Against:	2,151,429	4.36%
3. TSX MIP Resolution	Carried: Yes
Approval and adoption of the management equity incentive plan of the Corporation, as described in the management proxy circular of the Corporation dated July 17, 2020, and related matters.		Votes	% of Votes
	For:	41,941,367	84.93%
	Against:	7,442,559	15.07%